UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Translation of registrant’s name into English)

14th Floor - 1040 W Georgia St., Vancouver, BC, V6E 4H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F     ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits	Description
99.1

Press Release dated September 8, 2022: Northern Dynasty: Pebble Partnership submits comments to the EPA on its Revised Proposed Determination, calling on it to stop its action and to restore integrity in the permitting process

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Dynasty Minerals Ltd.
(Registrant)

Date: September 8, 2022	By:	/s/ Trevor Thomas
	By:	Trevor Thomas
	Title:	Secretary and General Counsel

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